August 30, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michele M. Anderson
Legal Branch Chief

Re:	Metavante Holding Company
Amendment No. 2 to Registration Statement on Form S-4
Filed August 16, 2007
File No. 333-143143

New M&I Corporation
Amendment No. 2 to Registration Statement on Form 10
Filed August 16, 2007
File No. 001-33488

Ladies and Gentlemen:

On behalf of Metavante Holding Company (“New Metavante”) and New M&I Corporation (“New Marshall & Ilsley” and together with New Metavante, the “Companies”), each currently a wholly-owned subsidiary of Marshall & Ilsley Corporation (“Marshall & Ilsley”), we are writing in response to the comments contained in the Staff’s comment letter dated August 27, 2007 (the “Comment Letter”) with respect to Amendment No. 2 to New Metavante’s Registration Statement on Form S-4, File No. 333-143143 (the “Form S-4”), the proxy statement/prospectus—information statement included therein (the “Proxy Statement/Prospectus—Information Statement”) and Amendment No. 2 to New Marshall & Ilsley’s Registration Statement on Form 10, File No. 001-33488 (the “Form 10”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement/Prospectus—Information Statement.

As we discussed with Mr. Derek Swanson, subject to any further comments from the Staff, the following proposed responses will be reflected in Amendment No. 3 to the Form S-4 to be filed by New Metavante and Amendment No. 3 to the Form 10 to be filed by New Marshall & Ilsley with the Securities and Exchange Commission (the “SEC”). For the convenience of the Staff’s review, the Companies have set forth the text of the comments contained in the Comment Letter followed in each case by the proposed response of the Companies.

Summary, page 1

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 12

1.	We note your revisions in response to prior comment three of our letter dated August 1, 2007. Please revise “Marshall & Ilsley’s Reasons for the Transactions;

Recommendation of the Marshall & Ilsley Board” on page 74 to address how the board considered, if at all, the fact that Warburg Pincus and its portfolio companies paid JPMorgan significantly more fees for investment banking and other services over the past two completed years and the year to date in 2007 as compared to Marshall & Ilsley and its affiliates.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached page 77.

Background of the Transactions, page 68

2.	Provide quantified disclosure of “the enterprise valuations implied by the Warburg Pincus proposal” and the “likely valuation ranges for Metavante” as discussed by JPMorgan at the meeting of February 23, 2007. Explain the reasons why the preliminary range of enterprise values for Metavante as of February 23, 2007, was slightly higher than the estimated range of enterprise values that JPMorgan calculated for purposes of its April 3, 2007 valuation letter.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached pages 71, 72, 73 and 74.

3.	Revise to provide a more specific description of how the parties arrived at the $1.040 billion amount in cash that Metavante will contribute to Marshall & Ilsley and the fixed amount of excess cash that will be distributed to Marshall & Ilsley. For example, did the $1.040 billion (plus the $625 million purchase price to be paid by Warburg Pincus) relate in any way to the value or the tax basis of the assets that comprise the Metavante business? What was Metavante’s expected cash position on the closing date?

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached page 73.

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 82

4.	Revise the summary of the Comparable Company Trading Multiple Analysis and the Precedent Transaction Multiples Analysis to indicate which companies were the “most relevant comparable companies,” which transactions were the “most relevant comparable transactions,” which multiples were “outside the core range of multiples” or were “less relevant,” and disclose the bases for these determinations.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached pages 85 and 86.

5.	Revise the summary of the leveraged buyout analysis to disclose the basis for JPMorgan’s assumptions that a subsequent sale would occur at a price ranging from approximately 9x to 10x of projected EBITDA for the twelve months ending on September 30, 2012 and a required rate of return ranging from 15% to 18%.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached page 88.

Anticipated Terms of Financing, page 146

6.	Please provide specific and quantified disclosure of all material terms set forth in the commitment letter dated May 10, 2007, including the interest rates and commitment fees payable under the credit facilities. Alternatively, advise us why you do not believe these terms are material to investors, keeping in mind that Marshall & Ilsley’s board’s financial advisor, JPMorgan, is one of the parties that has committed to provide the credit facilities.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached pages 146, 147, 148, 310 and 311.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante, page 293

Post-Transaction Liquidity, page 309

7.	While your revisions in response to prior comment 18 expand the discussion of the consolidated leverage ratio covenants, it remains unclear how the board concluded that New Metavante would have adequate financing from “permitted debt and equity financing” to fund its growth and acquisition strategies (page 74) in light of the expected covenants listed on page 311. Please revise “Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board” on page 74 to address how the board considered the expected, but not finalized, limitations or restrictions on New Metavante’s ability to “make acquisitions and investments” and obtain debt and equity financing and the resulting impact on the company’s ability to pursue its current acquisition strategy.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached page 76.

Note 2, Professional Services Revenue, page F-111

8.	We note your response to prior comment 27. Please revise to disclose that you recognize the conversion revenues and the related costs to the extent that such costs do not exceed deferred revenues over the expected customer relationship period. Also, disclose the expected customer relationship period.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See attached pages F-111 and F-113.

Form 10

9.	Please revise the disclosure in New M&I’s amended Form 10 to reflect your responses to comments we have raised on the Form S-4, as applicable.

RESPONSE: The Companies will file Amendment No. 3 to the Form 10 to reflect their responses to the Staff’s comments on the Form S-4, as applicable, at the time Amendment No. 3 to the Form S-4 is filed.

*   *   *   *   *

If you have any questions regarding the foregoing, please contact Imad Qasim at (312) 853-7094 or the undersigned at (312) 853-4161.

Very truly yours,

/s/ Pran Jha

Pran Jha

cc:	Randall J. Erickson
Donald W. Layden, Jr.
Andrew R. Brownstein
Igor Kirman
Imad Qasim

At a February 15, 2007 meeting of the Marshall & Ilsley Board, Mr. Kuester reported on the meeting of the Metavante Acquisition Review Committee and the discussions with Warburg Pincus and noted again that Marshall & Ilsley’s and Metavante’s businesses were vying for the limited capital resources of Marshall & Ilsley and that recent timing of acquisitions could have placed both businesses in the difficult position of having to choose among the acquisitions available had they all moved forward. He also reviewed the possible scenarios for separating the businesses, including the recent negotiations with the three potential strategic partners, and noted the potential to leverage Metavante’s balance sheet to increase the capital of the banking business. He also reported that the Metavante Acquisition Review Committee had authorized management to seek a revised proposal from Warburg Pincus for consideration by the Committee.

On February 15, 2007, Mr. Coulter and Mr. Neary sent a letter to Mr. Kuester containing Warburg Pincus’ revised proposal relating to the transaction. The revised proposal provided for a spin-off of Metavante in which Warburg Pincus would purchase between 20% and 35% of the outstanding equity securities of the post-spin-off Metavante entity at an enterprise valuation of $4.1 billion.

On February 17, 2007, the Metavante Acquisition Review Committee met to review the Warburg Pincus proposal. Also present were members of management and representatives of JPMorgan and Marshall & Ilsley’s counsel, Sidley Austin. Representatives of JPMorgan reviewed the financial and other terms of the Warburg Pincus proposal as well as the proposed transaction structure, which contemplated a series of transactions resulting in new holding companies for both Metavante and Marshall & Ilsley, a spin-off of the holding company for Marshall & Ilsley’s banking business to Marshall & Ilsley shareholders and an investment by Warburg Pincus in the resulting Metavante holding company. The Committee also received a summary of the due diligence with respect to the proposed transaction conducted by management of Marshall & Ilsley and Sidley Austin. At the meeting, the Metavante Acquisition Review Committee authorized management and JPMorgan to enter into discussions with Warburg Pincus with a view to negotiate an increase to the total enterprise valuation of Metavante to be used in determining the consideration to be paid by Warburg Pincus for its equity stake in the post-spin-off Metavante entity.

Later on February 17, 2007, representatives of JPMorgan contacted representatives of Warburg Pincus and indicated that Marshall & Ilsley believed that an enterprise valuation of Metavante of $4.5 billion was appropriate and requested that Warburg Pincus provide a revised proposal using a higher enterprise valuation, which would allow a greater amount of indebtedness to be incurred by Metavante resulting in more cash being distributed to Marshall & Ilsley in the transactions. On February 22, 2007, Mr. Coulter and Mr. Neary sent a letter to Mr. Kuester containing a further revised proposal of Warburg Pincus. The proposal provided for a spin-off of Metavante in which Warburg Pincus would purchase between 20% and 30% of the outstanding equity securities of the post-spin-off Metavante entity at an enterprise valuation of $4.25 billion. The proposal also provided that Metavante would incur $1.75 billion of indebtedness and that, at closing, Metavante would repay all indebtedness owed by it to Marshall & Ilsley and contribute all of its excess cash to Marshall & Ilsley, subject to Metavante retaining at least $50 million of cash following the consummation of the transactions.

On February 23, 2007, the Metavante Acquisition Review Committee met to review the revised Warburg Pincus proposal, a copy of which had been distributed to the Committee members in advance of the meeting. Also present were members of management and representatives of JPMorgan. Representatives of JPMorgan reviewed the financial and other terms of the revised proposal from Warburg Pincus, including comparing it to the prior proposal, and answered questions of the Committee. The Committee discussed the revised proposal, including the impact of the proposed Metavante debt on its ability to carry out future acquisitions, the level of cash to be received by Marshall & Ilsley from the transaction and the merits of seeking alternative proposals from other parties and the related timing considerations involved in doing so. Representatives of JPMorgan discussed with the Committee the merits and risks of seeking alternative proposals. The representatives of JPMorgan noted that, although it was possible that a higher valuation could be obtained by conducting a process with a number of potential parties, the potential for receiving offers significantly above the level offered by Warburg Pincus was, in JPMorgan’s view, relatively limited, given the enterprise valuations implied by the

Warburg Pincus proposal compared to the likely valuation ranges for Metavante. In this regard, JPMorgan noted that the Warburg Pincus proposal implied an enterprise valuation for Metavante of $4.25 billion, compared to the preliminary enterprise valuation range for Metavante implied by JPMorgan’s preliminary analyses as of that date of $4.0 billion to $4.5 billion. The Committee also discussed the relatively small impact that an improvement in the enterprise valuation attributed to Metavante in the revised Warburg Pincus proposal would have on the cash proceeds ultimately received by Marshall & Ilsley and the value retained by Marshall & Ilsley shareholders who received New Metavante shares in the transaction. In addition, the representatives of JPMorgan also discussed the risk that seeking alternative proposals could jeopardize the revised Warburg Pincus proposal, the incremental time required to seek firm alternative proposals and the potential for market and business conditions to change during this period. The Committee also discussed the possibility that distraction of Metavante’s management during the process could negatively impact Metavante’s value and the objective of maximizing the value of the transaction, which included the majority stake being retained by shareholders of Marshall & Ilsley and the cash distribution being made to Marshall & Ilsley. The Committee also considered the advisability of seeking a higher valuation from Warburg Pincus. The Committee then met without the representatives of JPMorgan, and further discussed the transaction, including the view of management that Warburg Pincus is a premier private equity investor and would make for a good partner and the recommendation of Messrs. Kuester and Martire to move forward with the current proposal. After discussion, the Committee unanimously approved management’s recommendation.

Following the meeting, representatives of Marshall & Ilsley and Warburg Pincus held further discussions regarding the principal terms of the proposed transaction. In the course of the negotiations, it was proposed that Warburg Pincus would acquire 25% of the shares of Metavante, which would result in an aggregate purchase price of $625 million at the agreed upon enterprise valuation of $4.25 billion.

On February 28, 2007, a meeting of the Marshall & Ilsley Board was held at which representatives of JPMorgan were present. The Board received an update on the negotiations with Warburg Pincus and the proposed transaction as well as on the deliberations of the Metavante Acquisition Review Committee and its recommendation that the Marshall & Ilsley Board authorize the negotiation of a transaction with Warburg Pincus on the terms outlined in its revised proposal. Representatives of JPMorgan reviewed the financial and other terms of the revised Warburg Pincus proposal. Mr. Kuester provided to the Marshall & Ilsley Board background information regarding Warburg Pincus, including that it currently held investments in four technology companies and that it is considered a premier equity sponsor which takes a long-term view on its investments. At the meeting, the Board authorized management to move forward with negotiation of definitive agreements with Warburg Pincus with respect to the proposed transaction.

On March 2, 2007, Sidley Austin provided drafts of the investment agreement, separation agreement, employee matters agreement and form of shareholders agreement for the transactions to Warburg Pincus and its legal advisor, Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton.” Because Metavante has been operated as a separate and distinct subsidiary of Marshall & Ilsley for several years, there were no substantive negotiations with regard to the division of assets between Marshall & Ilsley and Metavante; the draft separation agreement provided for Marshall & Ilsley to retain all assets primarily relating to its business and Metavante to retain all assets primarily relating to its business. Drafts of the tax allocation agreement and limited guaranty relating to the transactions were provided to Warburg Pincus and Wachtell Lipton by Sidley Austin during the week of March 5, 2007. On March 12, 2007, Wachtell Lipton delivered comments on the investment agreement, the separation agreement and the form of shareholders agreement to Marshall & Ilsley and Sidley Austin. On March 16, 2007, Marshall & Ilsley delivered to Warburg Pincus and Wachtell Lipton drafts of the business agreements between Marshall & Ilsley and Metavante that would survive the consummation of the transactions. These agreements included an administrative services agreement under which Marshall & Ilsley will provide employee benefits, payroll and related services to New Metavante for a limited period after the consummation of the transactions.

From March 19, 2007 to April 3, 2007, representatives of Warburg Pincus, Wachtell Lipton, Marshall & Ilsley, Metavante, JPMorgan and Sidley Austin held a series of calls to negotiate various open issues in the transaction agreements, including the applicable termination provisions and termination fees, provisions relating to solicitation of competing proposals and the provisions of the shareholders agreement of New Metavante, and exchanged revised drafts of the agreements. At the same time, representatives of Warburg Pincus and Wachtell Lipton conducted a due diligence investigation of Metavante.

During the same period, representatives of the parties had a number of discussions relating to the amount of cash to be contributed by Metavante to Marshall & Ilsley in connection with the transactions and the amount of cash that would be required to be retained by New Metavante after the consummation of the transactions and the payment of the expenses of Marshall & Ilsley, Metavante and Warburg Pincus relating to the transactions. Representatives of Marshall & Ilsley expressed a desire to have certainty as to the amount of cash to be contributed by Metavante to Marshall & Ilsley in connection with the transactions. As a result of negotiations, the parties agreed that, instead of having all of Metavante’s cash in excess of a fixed amount contributed by Metavante to Marshall & Ilsley, the amount of cash to be contributed by Metavante to Marshall & Ilsley would be fixed at $1.665 billion, consisting of the $625 million purchase price paid by Warburg Pincus for its investment in Metavante and an additional $1.040 billion in cash, which is expected to be funded with $290 million of the excess cash of Metavante and $750 million of proceeds from the $1.75 billion of indebtedness to be incurred by Metavante. The principal point of the negotiations that led to agreement between the representatives of Marshall & Ilsley and the representatives of Warburg Pincus on the $1.040 billion portion of the cash to be contributed to Marshall & Ilsley was the level of indebtedness that could be incurred by Metavante while still allowing adequate capacity for working capital, acquisitions and capital expenditures; considerations in these negotiations also included anticipated credit ratings and a desire for Metavante’s debt/forward EBITDA ratio to be below 4.0x. In determining the $290 million of excess cash of Metavante to be contributed to Marshall & Ilsley, the parties also considered Metavante’s expected cash position of approximately $121 million on the closing date. Therefore, the $1.040 billion portion of the cash to be contributed to Marshall & Ilsley represents an amount negotiated between the representatives of Marshall & Ilsley and the representatives of Warburg Pincus with the end result being an amount that the parties believed would allow Metavante adequate capacity for working capital, acquisitions and capital expenditures. This amount was not determined based on the tax basis or value of the assets that comprise the Metavante business or on any other basis other than as described above.

In addition, Metavante would use the proceeds from the debt financing to repay all indebtedness and accrued and unpaid interest owed by Metavante to Marshall & Ilsley. Metavante would retain any additional excess cash and debt financing proceeds for working capital purposes and to pay specified expenses of the transaction. The parties also agreed that each party would bear its own expenses if the transactions were not consummated and that Metavante would pay the expenses of Warburg Pincus if the transactions were consummated. It was agreed that all fees and expenses relating to the contemplated debt financing (including the fees of the lending banks) would be paid by New Metavante.

In the early morning of April 3, 2007, Sidley Austin distributed revised drafts of the investment agreement, separation agreement, shareholders agreement, limited guaranty, tax allocation agreement and employee matters agreement reflecting the discussions to date.

On April 3, 2007, the Marshall & Ilsley Board held a meeting to consider the proposed transaction and the transaction agreements. Also present at the meeting were members of management and representatives of JPMorgan and Sidley Austin. Management provided an overview of the transaction, including a description of the structure, and discussed applicable valuation and economics. Management also reviewed corporate governance issues and the expected composition of the board of directors of New Metavante. Representatives of JPMorgan provided JPMorgan’s financial analysis of the proposed transaction, copies of which had been provided to the Marshall & Ilsley Board prior to the meeting, and delivered its oral view, subsequently confirmed in its valuation letter dated April 3, 2007, that, based on and subject to various assumptions described in such valuation letter, Metavante had, as of that date, an enterprise value in the range between $3.8 billion and $4.4 billion. During the course of its presentation, JPMorgan noted that the financial analyses contained in its financial presentation were substantially similar to the preliminary financial analyses contained in JPMorgan’s preliminary presentation to the Marshall & Ilsley Board on February 23, 2007 (described above). The differences in the range of enterprise value principally reflected the inclusion of updated financial information for Metavante, including updated financial projections provided to JPMorgan by Marshall & Ilsley’s management reflecting an increase in projected capital expenditures as a result of the strategic alliance between Metavante and TEMENOS and lower revenue growth projections. Representatives of Sidley Austin provided an overview of the fiduciary duties of the Marshall & Ilsley Board members under applicable law as well as a summary of the material terms of the transaction agreements, copies of drafts of which had been provided to the Marshall & Ilsley Board prior to the meeting. Representatives of Sidley Austin also discussed the anticipated tax treatment of the transaction and answered questions of the directors. Management then provided a summary of the employee matters agreement as well as of the continuing business agreements between Marshall & Ilsley and Metavante. Management then gave its recommendation to the Marshall & Ilsley Board that the proposed transactions be approved. Following discussion, the representatives of JPMorgan and Sidley Austin left the meeting and the Marshall & Ilsley Board unanimously determined that the investment agreement and the transactions contemplated thereby were advisable and in the best interests of Marshall & Ilsley and its shareholders and adopted the investment agreement and the separation agreement and approved the transactions contemplated by these agreements. Management then presented its communication plan relating to the transaction.

Through the day of April 3, 2007, members of management and representatives of Warburg Pincus, Sidley Austin and Wachtell Lipton finalized the transaction agreements, the disclosure schedules to the investment agreement and the schedules to the separation agreement. In the late afternoon of April 3, 2007, Marshall & Ilsley, Investor and the other parties to the investment agreement executed the investment agreement, and the parties to the separation agreement, the tax allocation agreement, the employee matters agreement and the limited guaranty executed those agreements. Also that afternoon, Metavante, JPMorgan Chase Bank, JPMorgan and Morgan Stanley Senior Funding, Inc. executed the commitment letter for debt financing and Warburg Pincus delivered its equity commitment to provide the necessary funding to Investor to consummate its investment in New Metavante. In addition, Marshall & Ilsley and Metavante executed the continuing business agreements between the parties.

Following the execution of the transaction agreements, in the late afternoon of April 3, 2007 Marshall & Ilsley issued a press release announcing that it had entered into the definitive investment agreement and the related transaction agreements.

Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board

The Marshall & Ilsley Board has unanimously approved and adopted the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, are advisable and in the best interests of Marshall & Ilsley and its shareholders and recommends that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance.

In reaching its decision to approve and adopt the investment agreement and the transactions contemplated by the investment agreement and recommend that Marshall & Ilsley shareholders approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, the Marshall & Ilsley Board consulted with Marshall & Ilsley’s management, as well as its financial and legal advisors, and considered a variety of factors weighing positively in favor of the transactions, including the following:

Provides Both Companies with Access to Dedicated Sources of Capital for Organic Growth and Acquisitions. The Marshall & Ilsley Board considered that both Marshall & Ilsley’s banking business and Metavante’s business required significant capital to continue internal growth and acquisition strategies and that the separation of Marshall & Ilsley and Metavante provides each with access to independent dedicated sources of capital. The Marshall & Ilsley Board noted that although New Metavante will not receive any proceeds from the investment by Investor or the indebtedness to be incurred by New Metavante and/or one or more of its subsidiaries in connection

Improved Tangible Capital Position of Marshall & Ilsley. The Marshall & Ilsley Board took into account the fact that the transactions would benefit Marshall & Ilsley by increasing Marshall & Ilsley’s tangible capital by an estimated $1.8 billion and providing total cash proceeds to Marshall & Ilsley of approximately $2.6 billion.

Continued Participation of Marshall & Ilsley Shareholders in Potential Success of New Marshall & Ilsley and New Metavante. The Marshall & Ilsley Board considered that effecting the separation of New Marshall & Ilsley and New Metavante would allow Marshall & Ilsley shareholders to continue to participate in the potential growth and success of each company. The Marshall & Ilsley Board noted that upon completion of the transactions, Marshall & Ilsley shareholders would receive shares of New Marshall & Ilsley that represent 100% of the issued and outstanding shares of New Marshall & Ilsley common stock and shares of New Metavante common stock that, giving effect to the investment by Investor, will represent 75% of the issued and outstanding shares of New Metavante common stock.

Better Alignment of Employee Incentive Awards. The Marshall & Ilsley Board considered that the separation will result in the equity securities of each of New Marshall & Ilsley and New Metavante being publicly traded with a valuation that is expected to reflect more closely the efforts and performance of each company’s management. Such equity securities should enable each company to provide incentive compensation arrangements, including stock options and restricted stock, for its key employees that are directly related to the market performance of each company’s common stock. The Marshall & Ilsley Board believes that equity-based compensation arrangements tied more closely to the performance of the respective companies should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

Potential for Contribution by Warburg Pincus to New Metavante. The Marshall & Ilsley Board considered Warburg Pincus’ reputation for making operational and strategic contributions to companies in which it has invested and the potential for Warburg Pincus to make similar beneficial contributions to the business of New Metavante, including providing New Metavante access to Warburg Pincus’ financial expertise, industry knowledge in technology and financial services and global contacts through Warburg Pincus’ representatives on New Metavante’s board of directors.

Debt Level of Metavante and Ability to Pursue Acquisitions. The Marshall & Ilsley Board considered that the debt incurred by New Metavante and/or one of its subsidiaries in connection with the consummation of the transactions should not preclude New Metavante from pursuing future transactions or its growth strategy because the cash flow from New Metavante’s operations is expected to be adequate to provide New Metavante with capital resources to pursue acquisitions after meeting its debt service obligations and New Metavante will have the ability to obtain debt financing under the terms of the credit facility governing the indebtedness to be incurred in connection with the transactions subject to the restrictions described under “Anticipated Terms of Financing” and to obtain equity financing, including from Warburg Pincus, subject to the restrictions described under “Risk Factors—Risks Relating to Metavante and New Metavante.” The Marshall & Ilsley Board noted that the commitment letter for the credit facility provided that these restrictions would be customary in nature and concluded that they would not impede New Metavante’s growth and acquisition plans.

Terms of the Separation Agreement and Investment Agreement. The Marshall & Ilsley Board reviewed and considered the terms of the investment agreement and the separation agreement, including:

•

that Marshall & Ilsley has the ability to terminate the investment agreement under a number of circumstances, including in order to accept a proposal from a third party to acquire Marshall & Ilsley and its subsidiaries, including Metavante, subject to paying a $75 million fee;

•

that the completion of the transactions is subject to, among other things, (i) New Metavante obtaining a private letter ruling and New Metavante and Marshall & Ilsley obtaining an opinion of counsel, in each case, with respect to the tax-free nature of the New Marshall & Ilsley share distribution and (ii) the receipt of capital adequacy and solvency opinions with respect to Marshall & Ilsley and certain of its subsidiaries as described under “The Investment Agreement—Shareholders Meeting; Conditions to the Completion of the Transactions;”

•

that the Marshall & Ilsley Board has the right to change its recommendation of the transactions under certain circumstances if failure to do so would be inconsistent with the board of directors fiduciary duties to its shareholders under applicable laws, and that doing so may result in Marshall & Ilsley being required to pay Investor a termination fee of $75 million as described under “The Investment Agreement—Covenants—No Solicitation of Acquisition Proposals; Recommendation of Marshall & Ilsley Board;” and

•	that under specified circumstances either Marshall & Ilsley or Investor would be required to pay a termination fee if the investment agreement was terminated.

The Marshall & Ilsley Board also considered the course of negotiations of the transaction agreements.

Valuation Letter of the Financial Advisor. The Marshall & Ilsley Board considered the view of JPMorgan, orally provided to the Marshall & Ilsley Board on April 3, 2007, and subsequently confirmed by delivery of a written valuation letter, dated as of the same date, that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the valuation letter, the range of enterprise values of Metavante was between $3.8 billion and $4.4 billion, which would imply a range of values between approximately $515 million and $665 million for the proportionate share of Metavante represented by the number of shares of common stock of New Metavante to be purchased by Investor under the investment agreement and the number of shares of common stock of New Metavante that Investor may purchase under the stock purchase right agreement. The Marshall & Ilsley Board noted that the enterprise value of $4.25 billion used to calculate the amount to be paid by Investor under the investment agreement was within the range of values included in JPMorgan’s valuation letter. The Marshall & Ilsley Board took note of the scope of JPMorgan’s view and its limitations, as well as the fact that JPMorgan’s $10 million fee is payable only upon consummation of the transactions contemplated by the investment agreement, which the Marshall & Ilsley Board considered a customary arrangement with a financial advisor in the context of transactions of this nature. In addition, the Marshall & Ilsley Board discussed the fact that JPMorgan had provided substantial investment banking and other services to Warburg Pincus and its portfolio companies over a number of years. While the Marshall & Ilsley Board was not aware of the specific amounts paid to JPMorgan by Warburg Pincus in respect of such services, the Marshall & Ilsley Board did not believe that JPMorgan’s valuation analysis was compromised by JPMorgan’s work for Warburg Pincus and its portfolio companies.

Marshall & Ilsley Shareholder Vote. The Marshall & Ilsley Board considered that under the investment agreement it is a condition to completion of the transactions that a majority of the outstanding shares of Marshall & Ilsley common stock vote to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, thereby giving the Marshall & Ilsley shareholders the opportunity to accept or reject the transactions.

Representation on New Metavante Board of Directors. The Marshall & Ilsley Board considered that, upon completion of the New Marshall & Ilsley share distribution, (i) subject to applicable law and regulatory process, Marshall & Ilsley would have one designee on the New Metavante board of directors, (ii) the Chairman of the Board of New Metavante would be Dennis J. Kuester for a period of one year from the date of closing and if Dennis J. Kuester is unable to serve during such one-year period, or after such one-year period, Frank R. Martire would, subject to the approval of the board of directors of New Metavante, succeed Dennis J. Kuester as Chairman of the Board of New Metavante, (iii) two directors would be officers of New Metavante, one of whom would be the President and Chief Executive Officer and one of whom would be the Senior Executive Vice President and Chief Operating Officer and (iv) subject to applicable law and regulatory process, five additional directors would be selected by Marshall & Ilsley after consulting with the President and Chief Executive Officer of Metavante and with the consent of Investor, each of whom shall qualify as independent of Metavante under the rules of the New York Stock Exchange and the Exchange Act and one of whom shall be a director of

The following table lists the selected companies and presents the results of this analysis:

	EV/ EBITDA	EV/ (EBITDA—Capex)	P/E (GAAP Net Income)	P/E (Cash Net Income)
Core Processing Companies
Jack Henry & Associates	10.5x	13.0x	20.0x	19.3x
Fidelity National Information Services	9.7x	12.9x	23.9x	17.2x
Fiserv	9.4x	11.6x	18.3x	17.2x

Average	9.9x	12.5x	20.7x	17.9x

Payment Processing Companies
First Data Corp.	11.3x	13.5x	21.5x	17.6x
Total System Services, Inc.	10.9x	11.6x	26.0x	25.8x
Global Payments, Inc.	10.5x	11.9x	21.1x	19.2x
CheckFree Corp.	9.1x	12.0x	21.6x	18.3x

Average	10.4x	12.3x	22.5x	20.2x

JPMorgan then calculated implied valuation ranges for Metavante by applying ranges of multiples derived from the analysis outlined above to Marshall & Ilsley’s management’s projections of 2007 EBITDA, 2007 EBITDA-Capex, 2007 GAAP net income and 2007 cash net income for Metavante after giving effect to the transactions contemplated by the investment agreement and related agreements. The ranges of multiples JPMorgan selected reflected its professional judgment of appropriate multiples to apply to Marshall & Ilsley’s management’s projections based on its comparison of Metavante’s operating and financial characteristics to the selected companies listed above. For each metric, JPMorgan used its judgment to select a range of multiples that JPMorgan believed encompassed or approximated the multiples for the most relevant comparable companies. For certain metrics, JPMorgan excluded multiples that were outside the core range of multiples or that were otherwise less relevant for analytical purposes because of operating, financial or other characteristics that differed from those of Metavante. In particular, although JPMorgan believed that both core processing companies and payment processing companies were generally comparable to Metavante and therefore were useful to analyze in connection with its valuation of Metavante, JPMorgan believed that the core processing companies (i.e., Jack Henry & Associates, Fidelity National Information Services and Fiserv) generally engaged in business lines that were more directly comparable to that of Metavante. Since JPMorgan concluded that the range of multiples for each financial metric that would result from the inclusion of all high and low multiples for all core processing and payment processing companies would be too wide to assist in a meaningful analysis, JPMorgan based its range of multiples for each financial metric on the high and low multiples (rounded to the nearest 0.5) of the core processing companies.

A range of 9.5x to 10.5x was applied to the 2007 EBITDA projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $4,300 million to $4,755 million and an implied range of values for the WPM Investment of $640 million to $750 million. A range of 11.5x to 13.0x was applied to 2007 EBITDA-Capex projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $3,385 million to $3,825 million and an implied range of values for the WPM Investment of $410 million to $520 million. A range of 18.5x to 24.0x was applied to the 2007 GAAP net income projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $3,865 million to $4,495 million and an implied range of values for the WPM Investment of $530 million to $685 million. A range of 17.0x to 19.5x was applied to the 2007 cash net income projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $4,085 million to $4,430 million and an implied range of values for the WPM Investment of $585 million to $670 million.

Precedent Transaction Multiples Analysis

JPMorgan analyzed certain publicly available information relating to selected precedent transactions that were announced from December 8, 2004 to December 20, 2006 and that JPMorgan judged to be comparable as they involved companies providing core processing and payment processing technology and services to financial institutions, merchants and other firms and having financial characteristics that are similar to Metavante. The purpose of this analysis was to determine an implied valuation range for Metavante by calculating the transaction value of each of the selected precedent transactions as a multiple of EBITDA for the last twelve months, or LTM EBITDA, prior to the announcement of each transaction.

JPMorgan calculated the transaction value, or TV, in the selected precedent transactions as multiples of the target company’s publicly reported EBITDA for the last twelve months prior to the announcement of the transaction. JPMorgan calculated the transaction value for purposes of this analysis by first adding the target company’s sum of its long-term and short-term debt to the sum of the value of the target company’s common equity based on the value at which the acquirer intended to purchase the target company’s common equity, the book value of the target company’s preferred stock and the book value of the target company’s minority interest, and then subtracting from that result the target company’s cash and cash equivalents.

JPMorgan noted that the mergers and acquisitions environment varies over time. JPMorgan also noted that no transaction reviewed by JPMorgan was directly comparable to the transactions contemplated by the investment agreement and the stock purchase right agreement and that, accordingly, its analysis involved complex considerations and judgments concerning differences in financial and operating characteristics of Metavante relative to the targets in the selected transactions and other factors that would affect the acquisition values in the precedent transactions.

The following table lists the selected precedent transactions and presents the results of this analysis:

Announcement Date	Acquirer	Target	TV/LTM EBITDA

12/20/2006	M&F Worldwide, Corp.	John H. Harland Company	7.4x

10/16/2006	The Carlyle Group and Providence Equity Partners	Open Solutions Inc.	13.7x

09/15/2005	Open Solutions Inc.	BISYS Group—Info Services	9.4x

09/15/2005	Fidelity National Information Services, Inc.	Certegy, Inc.	9.2x

12/08/2004	Thomas H. Lee Advisors, LLC and Texas Pacific Group	Fidelity National Information Services, Inc.	8.6x

Based on this analysis, JPMorgan then calculated an implied valuation range for Metavante by applying a range of 8.6x to 9.3x to Marshall & Ilsley’s management’s projected EBITDA for the twelve months prior to September 30, 2007, the anticipated transaction date. The selected range of multiples reflected JPMorgan’s professional judgment of appropriate multiples to apply to Marshall & Ilsley’s management projections based on its comparison of the operating and financial characteristics of the target companies listed above to Metavante. In selecting this range of multiples, JPMorgan selected a range that it believed encompassed or approximated the multiples observed in the most relevant comparable transactions and excluded those multiples that were outside the core range of multiples or that were otherwise less relevant for analytical purposes because of operating, financial or other characteristics that differed from those of Metavante or differences between the comparable transactions analyzed and the transactions contemplated under the investment agreement. In particular, JPMorgan noted that the most relevant transactions for analytical purposes were the last three listed in the table because of the nature of the transaction (T.H. Lee and Texas Pacific Group purchased a 25% interest in Fidelity National) or the financial characteristics of the target company following the transaction, particularly its leverage levels. Based on this analysis, JPMorgan derived an implied range of enterprise values for Metavante of approximately $3,500 million to $3,785 million and an implied range of values for the WPM Investment of $435 million to $510 million.

the twelve months ending on September 30, 2012. JPMorgan also assumed that a purchaser’s required rate of return would be between 15% and 18% in a transaction of this type. JPMorgan derived its assumed sale price multiples from its analyses of comparable companies and precedent transactions multiples described above. JPMorgan’s assumptions regarding required rates of return were based on its experience in recent proposed and consummated transactions involving financial buyers, after taking into account the size and characteristics of the WPM Investment. Based on this analysis, JPMorgan derived an implied range of enterprise values for Metavante of approximately $4,100 million to $4,477 million. JPMorgan prepared this analysis for informational purposes only and did not include it in its final analyses presented to the Marshall & Ilsley Board or rely on it in rendering its view and delivering the valuation letter described above.

Miscellaneous

The Marshall & Ilsley Board selected JPMorgan to render the valuation letter in connection with the transactions contemplated by the investment agreement and the stock purchase right agreement because of JPMorgan’s reputation as an internationally recognized investment banking and advisory firm with substantial experience in certain similar transactions and because JPMorgan is familiar with Marshall & Ilsley and its businesses, including Metavante’s business.

The engagement letter with JPMorgan dated April 2, 2007, provides that, upon the consummation of the transactions contemplated by the investment agreement, JPMorgan will receive a fee from Marshall & Ilsley in the amount of $10 million for its services as Marshall & Ilsley’s financial advisor. Marshall & Ilsley has also agreed to indemnify JPMorgan for certain liabilities arising out of its engagement as Marshall & Ilsley’s financial advisor. In addition, Marshall & Ilsley has agreed to reimburse JPMorgan for all reasonable expenses incurred by it in connection with its provision of services to Marshall & Ilsley, including reasonable fees of outside counsel and other professional advisors. JPMorgan and its affiliates have in the past performed, and may continue to perform, a variety of commercial banking and investment banking services for Marshall & Ilsley and its affiliates and for Warburg Pincus and its portfolio companies, all for customary compensation. Specifically, JPMorgan acted as a lead manager for Marshall & Ilsley’s offerings of its bank notes, senior notes and subordinated notes in 2005, as a lead manager for two offerings by Marshall & Ilsley of its bank notes in 2006 and as joint remarketing agent for senior notes of Marshall & Ilsley in 2007. JPMorgan and its affiliates received fees of approximately $0.9 million, $0.5 million and $0.8 million in 2005, 2006 and the year to date in 2007, respectively, for investment banking and other services provided to Marshall & Ilsley and its affiliates unrelated to the WPM Investment. JPMorgan and its affiliates received fees of approximately $31.2 million, $4.0 million and $71.1 million in 2005, 2006 and the year to date in 2007, respectively, for investment banking and other services provided to Warburg Pincus and its portfolio companies unrelated to the WPM Investment.

JPMorgan and its affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. In the ordinary course of their trading, brokerage, asset management, and financing activities, JPMorgan and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities or senior loans of Marshall & Ilsley and its affiliates, Warburg Pincus’ portfolio companies and any other company that may be involved in the transactions contemplated by the investment agreement and the other related agreements.

In addition, in connection with the transactions, JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Baird Financial Corporation, and certain of their respective affiliates, have agreed to provide a term loan facility and a revolving credit facility to New Metavante and/or one or more of its subsidiaries pursuant to and in accordance with the terms and conditions contained in a commitment letter. The commitment letter provides for the payment to these lenders at closing of an underwriting and commitment fee. It is expected that JPMorgan’s portion of such fee will be approximately $7.9 million, subject to reduction by fees paid to other lenders participating in the syndication of the credit facility. An affiliate of JPMorgan will also be paid an annual fee of $150,000 for acting as administrative agent under the credit facility.

ANTICIPATED TERMS OF FINANCING

The principal terms of the equity and debt financing are anticipated to be as summarized below.

Equity Financing

New Metavante will receive $625 million in equity financing from Investor pursuant to the investment agreement. Pursuant to an equity commitment letter from Warburg Pincus Private Equity IX, L.P., dated as of April 3, 2007, Warburg Pincus Private Equity IX, L.P. has committed to contribute $625 million to Investor, solely for the purpose of funding Investor’s acquisition of shares of New Metavante Class A common stock in the New Metavante share issuance, as further described under “The Transactions,” beginning on page [•].

The equity financing is subject to the satisfaction or waiver of the conditions to Investor’s obligations set forth in the investment agreement and the substantially contemporaneous funding of the debt financings described below.

Debt Financing

Credit Facility

Pursuant to a commitment letter dated as of May 10, 2007, JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Baird Financial Corporation, and certain of their respective affiliates (the “committed financing parties”) have committed to provide the credit facilities described below.

•	a senior secured term loan facility, which we refer to as the “term loan facility,” in an aggregate principal amount of $1.75 billion (all of which is expected to be borrowed on the closing date); and

•

a senior secured revolving credit facility, which we refer to as the “revolving credit facility,” in an aggregate principal amount of up to $250 million (none of which is expected to be borrowed as of the closing date);

For purposes of this summary description of the proposed financings, the term loan facility and the revolving credit facility are collectively referred to as the “credit facility.” The full text of the commitment letter described above is filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part and is incorporated by reference into this proxy statement/prospectus—information statement. You are urged to read the commitment letter carefully and in its entirety.

Conditions Precedent

The availability of the credit facility is subject to various conditions precedent, including, but not limited to:

•	New Metavante shall have received cash proceeds from the issuance to the Investor of its common equity in an amount equal to at least $625 million;

•

the transactions shall be consummated substantially concurrently with or prior to any funding of the credit facility and all material conditions precedent to the consummation or the transactions shall have been satisfied, or waived in a manner not materially adverse to the lenders;

•	the negotiation, execution and delivery of definitive documentation with respect to the credit facility shall be consistent with the credit facility term sheet;

•	since December 31, 2006, there shall not have been any material adverse effect on the business, operations, property or financial condition of Metavante and its subsidiaries taken as a whole; and

•	other specified conditions precedent customary for credit facilities.

The investment agreement provides that, if any portion of the debt financing becomes unavailable, Investor may arrange to obtain alternative financing from alternative sources on terms and subject to conditions reasonably acceptable to Metavante.

Term Loan Facility

Overview

The term loan facility is expected to provide for senior secured term loans in an aggregate principal amount of $1.75 billion. Borrowings under the term loan facility may only be incurred on the closing date. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity; Prepayments

The term loan facility is expected to mature seven years from the closing date. The term loan facility will amortize in nominal quarterly installments until the maturity date. The term loan facility is expected to be subject to mandatory prepayment and reduction out of excess cash flows and proceeds of certain debt issuances, asset sales and other capital events.

Interest

The interest rates applicable to the loans under the term loan facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) adjusted London inter-bank offered rate (“LIBOR”) (adjusted for maximum reserves), plus an initial borrowing margin of 1.50% or (ii) an alternate base rate plus an initial borrowing margin of 0.50%, in each case subject to adjustment pursuant to a “market flex” provision. The interest rate margins will be subject to a single step down based on the borrower’s meeting a leverage based test to be agreed upon. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable.

Revolving Credit Facility

Overview

The revolving credit facility is expected to provide for senior secured revolving loans up to a maximum aggregate principal amount of $250 million. Proceeds of loans under the revolving credit facility are expected to be used for working capital, capital expenditures and general corporate purposes. A portion of the revolving credit facility in an amount to be determined will be available for letters of credit and swingline loans. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity

The final maturity date of the revolving credit facility is expected to be six years from the closing date.

Interest

The interest rates applicable to the loans under the revolving credit facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (1) adjusted LIBOR (adjusted for maximum reserves), plus an initial borrowing margin of 1.375% or (2) an alternate base rate plus an initial borrowing margin of 0.375%, in each case subject to a “market flex” provision. The interest rate margins on the revolving credit facility will be subject to stepdowns based on the borrower’s meeting leverage based tests to be agreed upon. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable.

General Provisions

Guarantees; Security

New Metavante and each domestic subsidiary of Metavante are expected to guarantee the borrower’s obligations under the credit facility and certain cash management, interest rate protection or other hedging arrangements. The credit facility and the guarantees thereof are expected to be secured by all of the capital stock of Metavante and of the domestic subsidiaries owned by Metavante or any guarantor, 65% of the voting stock of each first tier foreign subsidiary of Metavante or any guarantor, and substantially all other tangible and intangible assets owned by the borrower and each guarantor, subject to certain exceptions.

Fees

New Metavante is expected to pay (i) fees on the unutilized portion of commitments under the revolving credit facility at a rate of 0.375% per annum, (ii) a letter of credit fee on the stated amount of issued and undrawn letters of credit at a rate equal to the LIBOR margin under the revolving credit facility and a fronting fee of 0.125% per annum to the issuing lender, (iii) an underwriting and arrangement fee equal to 1.125% of the aggregate principal amount of the commitments under the credit facility, and (iv) an annual administration fee in an amount equal to $150,000 per year.

Covenants

The credit facility is expected to contain a number of covenants that, among other things, will limit or restrict the ability of the borrower and its subsidiaries to:

•

incur additional indebtedness (including guarantees of other indebtedness and hedging arrangements) if New Metavante and its subsidiaries are not in compliance with the agreed upon consolidated leverage ratio;

•	pay dividends or make other restricted payments, including redemptions and repurchases of stock;

•	make loans and investments;

•	enter into mergers or make acquisitions, if New Metavante is not in pro forma compliance with the agreed upon consolidated leverage ratio;

•	enter into certain types of transactions with affiliates;

•	sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	create or permit liens or sale-leaseback transactions;

•	enter into agreements restricting dividends or other distributions by subsidiaries to the borrower;

•	change lines of business; and

•	change its fiscal year.

The credit facility is expected to contain a covenant prohibiting Metavante from exceeding a consolidated leverage ratio as of the last day of any period of four consecutive quarters ending during the periods set forth below:

Period	Consolidated Leverage Ratio
October 1, 2007 to June 30, 2008	5.25 to 1.00
July 1, 2008 to September 30, 2008	5.00 to 1.00
October 1, 2008 to March 31, 2009	4.75 to 1.00
April 1, 2009 to September 30, 2009	4.50 to 1.00
October 1, 2009 to March 31, 2010	4.25 to 1.00
April 1, 2010 to December 31, 2010	4.00 to 1.00
January 1, 2011 and thereafter	3.75 to 1.00

The covenant would apply at any time there are revolving credit commitments outstanding under the credit facility and revolving loans and letters of credit outstanding under the credit facility in excess of $5,000,000. Consolidated leverage ratio is expected to be defined as the ratio of consolidated total net debt to credit

For purposes of this summary description of the proposed financings, the term loan facility and the revolving credit facility are collectively referred to as the “credit facility.”

Conditions Precedent

The availability of the credit facility is subject to various conditions precedent, including, but not limited to:

•	New Metavante shall have received cash proceeds from the issuance to the Investor of its common equity in an amount equal to at least $625 million;

•

the transactions shall be consummated substantially concurrently with or prior to any funding of the credit facility and all material conditions precedent to the consummation or the transactions shall have been satisfied, or waived in a manner not materially adverse to the lenders;

•	the negotiation, execution and delivery of definitive documentation with respect to the credit facility shall be consistent with the credit facility term sheet;

•	since December 31, 2006, there shall not have been any material adverse effect on the business, operations, property or financial condition of Metavante and its subsidiaries taken as a whole; and

•	other specified conditions precedent customary for credit facilities.

The investment agreement provides that, if any portion of the debt financing becomes unavailable, Investor may arrange to obtain alternative financing from alternative sources on terms and subject to conditions reasonably acceptable to Metavante.

Term Loan Facility

Overview

The term loan facility is expected to provide for senior secured term loans in an aggregate principal amount of $1.75 billion. Borrowings under the term loan facility may only be incurred on the closing date. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity; Prepayments

The term loan facility is expected to mature seven years from the closing date. The term loan facility will amortize in nominal quarterly installments until the maturity date. The term loan facility is expected to be subject to mandatory prepayment and reduction out of excess cash flows and proceeds of certain debt issuances, asset sales and other capital events.

Interest

The interest rates applicable to the loans under the term loan facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) adjusted LIBOR (adjusted for maximum reserves), plus an initial borrowing margin of 1.50% or (ii) an alternate base rate plus an initial borrowing margin of 0.50%, in each case subject to adjustment pursuant to a “market flex” provision. The interest rate margins will be subject to a single step down based on the borrower meeting a leverage based test to be agreed upon. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable.

Revolving Credit Facility

Overview

The revolving credit facility is expected to provide for senior secured revolving loans up to a maximum aggregate principal amount of $250 million. Proceeds of loans under the revolving credit facility are expected to be used for working capital, capital expenditures and general corporate purposes. A portion of the revolving credit facility in an amount to be determined will be available for letters of credit and swingline loans. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity

The final maturity date of the revolving credit facility is expected to be six years from the closing date.

Interest

The interest rates applicable to the loans under the revolving credit facility are expected to be based on a fluctuating rate of interest, measured by reference to either, at the borrower’s option (1) adjusted LIBOR (adjusted for maximum reserves), plus an initial borrowing margin of 1.375% or (2) an alternate base rate plus an initial borrowing margin of 0.375%, in each case subject to adjustment pursuant to a “market flex” provision. The interest rate margins on the revolving credit facility will be subject to stepdowns based on the borrower meeting leverage based tests to be agreed upon. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable.

General Provisions

Guarantees; Security

New Metavante and each domestic subsidiary of Metavante are expected to guarantee the borrower’s obligations under the credit facility and certain cash management, interest rate protection or other hedging arrangements. The credit facility and the guarantees thereof are expected to be secured by all of the capital stock of Metavante and of the domestic subsidiaries owned by Metavante or any guarantor, 65% of the voting stock of each first tier foreign subsidiary of Metavante or any guarantor, and substantially all other tangible and intangible assets owned by the borrower and each guarantor, subject to certain exceptions.

Fees

New Metavante is expected to pay (i) fees on the unutilized portion of commitments under the revolving credit facility at a rate of 0.375% per annum, (ii) a letter of credit fee on the stated amount of issued and undrawn letters of credit at a rate equal to the LIBOR margin under the revolving credit facility and a fronting fee of 0.125% per annum to the issuing lender, (iii) an underwriting and arrangement fee equal to 1.125% of the aggregate principal amount of the commitments under the credit facility, and (iv) an annual administration fee in an amount equal to $150,000 per year.

Covenants

The credit facility is expected to contain a number of covenants that, among other things, will limit or restrict the ability of New Metavante and its subsidiaries to:

•

incur additional indebtedness (including guarantees of other indebtedness and hedging arrangements) if New Metavante and its subsidiaries are not in compliance with the agreed upon consolidate leverage ratio;

•	pay dividends or make other restricted payments, including redemptions and/or repurchases of stock;

•	make loans and investments;

•	enter into mergers or make acquisitions, if New Metavante is not in pro forma compliance with the agreed upon consolidated leverage ratio;

•	enter into certain types of transactions with affiliates;

•	sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	create or permit liens or sale-leaseback transactions;

•	enter into agreements including negative pledge clauses or restricting dividends or other distributions by subsidiaries to the borrower;

•	change lines of business; and

•	change its fiscal year.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Unless noted otherwise, the following items are generally considered to be separate units of accounting in accordance with EITF 00-21 and revenue is recognized as described in the following paragraphs.

Account Processing—Account processing and related revenues are recognized as services are performed based on amounts billable under the contracts. Processing services performed that have not been billed to clients are accrued. As part of processing certain types of transactions, Metavante earns interest on funds collected from its customers until the time payment is made to the applicable merchants. This is included in processing and services revenue.

Software Revenue—Revenues attributable to the licensing of software are generally recognized upon delivery and performance of certain contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. In the event that significant vendor obligations exist, revenue is deferred until Metavante satisfies the obligations. In order to recognize license revenue, each element of an arrangement, or contract, must meet the following four criteria: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collection is probable. If one or more of these criteria have not been satisfied, revenue is deferred until all criteria have been satisfied. With respect to a small percentage of revenues, Metavante uses contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Production-Type Contracts”, using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract can be made.

Metavante’s software license agreements generally include multiple products and services or “elements.” Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended, generally requires revenue earned from software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence (“VSOE”) of fair value. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event Metavante determines that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9, Software Revenue Recognition, with Respect to Certain Transactions. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Revenues from software maintenance fees for ongoing client support and product updates are deferred and recognized ratably over the term of the maintenance period, which is generally one year.

Professional Services Revenue—Professional services fees consist of revenue for client support, training, consulting and conversion of clients’ processing systems to Metavante’s processing system. Revenues from training and consulting are recognized when the services are performed. Professional services associated with the conversion of clients’ processing systems to Metavante’s processing systems are not considered a separate unit of accounting as the services do not have value to a customer on a standalone basis. This conversion revenue is deferred and amortized over the expected customer relationship period, which is generally ten years.

Buyout Revenue—Buyout revenues are generally recognized upon the completion of deconversion of a client’s processing system and satisfaction of all obligations of Metavante. Buyout revenues are recorded within processing and services—external on the consolidated statements of income

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METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Investments—Investments with maturities of 3 to 12 months are classified as short-term investments and investments maturing after 12 months are classified as long-term investments. These investments are comprised of certificates of deposit with M&I. Metavante classifies at the date of acquisition, its investments into categories in accordance with the provisions of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Metavante has the positive intent and ability to hold these investments to maturity so they are classified as held-to-maturity. These investments are stated at amortized cost.

Purchased Software—Costs associated with purchased software are capitalized and amortized, using the straight-line method over the estimated useful life of the software, which generally is four to five years.

Capitalized Software—Metavante capitalizes certain costs incurred to develop new software and enhance existing software that will be marketed to third parties in accordance with FASB Statement No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Marketed. Such costs are capitalized beginning at the time the technological feasibility of the software, primarily a working model, has been established. Capitalized software costs are amortized using the straight-line method over the expected useful life of the software, which is generally four years.

Metavante capitalizes costs for software that will be used solely for its data processing operations following the criteria of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, the costs of this internal software are capitalized beginning at the software application development stage. Capitalized internal software costs are amortized using the straight-line method over the expected useful life of the software, which is generally four years.

Capitalized Conversion Costs—Metavante capitalizes the direct costs associated with the conversion of clients’ processing systems to Metavante’s processing systems. Upon completion of the conversion, Metavante provides data processing services for the client. To the extent that such costs do not exceed deferred conversion revenue, the capitalized costs are recognized on the straight-line method over the expected customer relationship period, which is generally ten years.

Premises and Equipment—Premises and equipment are recorded at cost. Depreciation is calculated using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Estimated useful lives generally range from 10 to 40 years for premises and three to five years for equipment. Maintenance and repairs are charged to expense and betterments are capitalized.

Goodwill and Other Intangibles—Goodwill and other intangible assets result from business acquisitions and are recorded in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangibles and FASB Statement No. 141, Business Combinations. Metavante accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over amounts assigned is recorded as goodwill.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2006, Metavante did not have any identifiable intangibles that have been determined to have an indefinite useful life.

FASB Statement No. 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. Goodwill is tested for impairment at least annually with the assistance of a nationally recognized independent appraisal firm using a two-step process that begins with an estimation of the

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